# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Metai Knights Media Inc
600 5th Avenue
New York, NY 10020
www.metaiyeknights.com

Up to $107,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Metai Knights Media Inc
**Address:** 600 5th Avenue, New York, NY 10020
**State of Incorporation:** WY
**Date Incorporated:** August 30, 2019

## Terms:

### Equity

**Offering Minimum:** $10,000.00 | 2,000 shares of Common Stock
**Offering Maximum:** $107,000.00 | 21,400 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $5.00
**Minimum Investment Amount (per investor):** $100.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

### Perks* and Investment Bonuses

### Early Bird

First 72 hours - 10% bonus shares

Next 5 days - 5% bonus shares

### Volume

$150 | Welcome Tier | Digital copy of Pilot Season 1 Unique Personal "Owners" Avatar and Personalized Wallet.

$500 | Upgrade Package | Digital and Paperback edition of Pilot Season (Season 0) + Metaiye Knights T-shirt

$1,000 | Super Fans Package | Limited collectible digital and paperback edition of Pilot Season (Season 0) of the saga with unique serial number.

$2,000 | Limited Edition Tier | Limited collectible digital and hardback print edition of Pilot Season (Season 0) of the saga with unique serial number signed by the author.

$5,000 | Moviestar Tier | Cameo appearance for your avatar as an extra (with no lines) in an episode of Season 1 of the Saga x 20

$10,000+ | 5% Bonus + Cameo Role | 5% bonus shares + Cameo role for your avatar (with minimal lines) in an episode of Season 1 of the Saga

$20,000+ | 10% Bonus + Hero's Tier | 10% bonus shares + Cameo role for your avatar as a villain (or hero) in upcoming season.

*All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Metai Knights Media Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

**Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.**

## The Company and its Business

*Company Overview*

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialisation models for the decentralized generation.

It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats.

The saga will use innovative immersive media, gamification, video gaming, behavioural psychology and behaviour and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status.

The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

The company currently produces a graphic novel series called Metaiye Knights which is distributed using a blockchain publishing platform. Episodes from the series are currently distrubuted for free with the option for readers to pay a tip to the series. Future editions will be sold as collectible digital comic books. In parallel we aredeveloping the sereis as a gaming platform and will be using gamification tactics to expand awareness and readership of the series.

metaMe Inc versus Metaiye Knights Media Inc

metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customisation and value creation, privately and safely in a fair and equitable manner.

Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetise data.

Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally.

Both companies have the same core executive team but are otherwise completely separate entities.

metaMe enables people to turn small packets of personal information into cryptographic assets that they can sell or trade to brands in exchange for cash or other things of value. For example a person's age, favourite types of films, music and magazines can be captured as an inofrmation packet that can be sold to brands who wish to understand media consumption for a particular demographic.

*Competitors and Industry*

The Comic industry generated revenues of $1.095bn in the US and Canada alone in 2018.

Source New Zoo

84.37mn comics and graphic novels were sold in the US and Canada in 2018

Source:

$100mn was generated from comic and graphic novel downloads in the US and Canada in 2018

The gaming industry projected to be £156bm in revenues in 2019 with 9.5% year on year growth

US game sales are projected to be $39bn for 2019 China sales are projected at $30bn for 2019.

The gaming industry now generates over $130 billion in revenue globally each year. This is more than double the global movie (40.6B) and music industries (17.3B) combined.

Sources: New Zoo 2019 Global Mobile Market Report // Comichron 2019 Comic Sales by Month // ICv2 Report 2019

### *Current Stage and Roadmap*

We have completed the pilot season of the saga in graphic novel format.

3D character development and core concepts have been completed for the graphic novel series, motion comic animations and the gaming experience.

Partnerships with key media partners have been secured for graphic novel and motion comic content creation, with Comic Republic, for gaming development with Unanimous Games who are in partnertship with Jay Z's Roc Nation full service entertainment agency and for gamification development with Arizona State University.

Partnerships with key technology partners have been secured with the Open Index Protocol for blockchain based content publishing and automated global payments collection and with metaMe Inc for digital wallet, data and identity management services.

Development of the blockchain system for publishing, payment, identity management, content consumption and storage has been completed and will be ready to launch to a closed beta network of early adopters in November 2019, with a wide public release planned for the 2019 holidays.

Support of leading figures in the space including Britney Kaiser, whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack, David Choam, the forefather of cryptography, and Karen Hunter, Pulitzer prize winner and Sirius XM executive have been secured.

## The Team

**Officers and Directors**

**Name:** Dele Atanda

Dele Atanda's current primary role is with metaMe Inc. Dele Atanda currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** January 01, 2018 - Present
  **Responsibilities:** Strategy, vision, creative direction, narrative shapping, conceptualisation, commecialisation and stratgeic oversight. Primary architect of the company's offerings. Shaping the marketing strategy for the company. Overssing marketing brand development and communications. Dele will be receivieng a salary from Metai Knights Media of $100,000 per annum. He is the founder and majority shareholder currently.

Other business experience in the past three years:

- **Employer:** metaMe Inc
  **Title:** Founder and CEO
  **Dates of Service:** August 20, 2018 - Present
  **Responsibilities:** Leadership and general management

Other business experience in the past three years:

- **Employer:** The Internet Foundation
  **Title:** Founder and Chairman
  **Dates of Service:** July 01, 2013 - Present
  **Responsibilities:** Oversight and strageic stewardship

Other business experience in the past three years:

- **Employer:** IBM
  **Title:** Chief Digital Innovation Officer - Auto Aero and Definse
  **Dates of Service:** June 26, 2015 - August 17, 2018
  **Responsibilities:** Digital innovation in the automitive, aeorspace and defence sector.

Other business experience in the past three years:

- **Employer:** Quantifyle
  **Title:** Founder
  **Dates of Service:** October 16, 2015 - December 22, 2017

**Responsibilities:** Establishing the company and its mission

Other business experience in the past three years:

- **Employer:** Digitteria
  **Title:** Founder and CEO
  **Dates of Service:** January 12, 2009 - December 23, 2016
  **Responsibilities:** Executive management and dvelopment of offerings.

**Name:** Michael Holstein

Michael Holstein's current primary role is with metaMe Inc. Michael Holstein currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer and CFO
  **Dates of Service:** July 01, 2019 - Present
  **Responsibilities:** Oversee salses, business development, commercialisation and investor relations. Michael will not be receivieng a salary from Metai Knights Media for the first 12 months or until the venture is cashflow positive but will be receivin1% equity and 0.25% equity per anum on an ongoing basis.

Other business experience in the past three years:

- **Employer:** metaMe Inc
  **Title:** Chief Revenue Officer
  **Dates of Service:** February 04, 2019 - Present
  **Responsibilities:** Oversees business development and investor relations

Other business experience in the past three years:

- **Employer:** CoinRoutes
  **Title:** Partner
  **Dates of Service:** February 01, 2018 - Present
  **Responsibilities:** Business Development, Revenue, financial oversight

Other business experience in the past three years:

- **Employer:** Simple
  **Title:** CEO, Americas
  **Dates of Service:** February 24, 2017 - December 22, 2017
  **Responsibilities:** Exectuive Management of the Americas Region

Other business experience in the past three years:

- **Employer:** Opal
  **Title:** Sales Manager Financial Services
  **Dates of Service:** August 01, 2016 - February 01, 2017
  **Responsibilities:** Financial services sales team development, management and oversight

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Ordinary Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There is uncertainty with how new emergent technologies like blockchain will unfold and the role they will play in media properties such as opur going forward.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*

Any Ordinary Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*

The Company, is offering Ordinary Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### *Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### *Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### *We may never have an operational product or service*

It is possible that there may never be an operational Metai Knights Saga or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

### *Some of our products are still in prototype phase and might never be operational products*

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### *Minority Holder; Securities with No Voting Rights*

The Ordinary Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our

company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### *You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### *Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### *Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a fast rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### *We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### *We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

### *We are an early stage company and have not yet generated any profits*
Metai Knights Media Inc was formed onAugust 30th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to

do so. Metai Knights Media Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### *We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Metai Knights Saga is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Metai Knights Media Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Metai Knights Media Inc could harm our reputation and materially negatively impact our financial condition and business.

### *The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility*

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may

also cause the price of Tokens and other blockchain assets to fluctuate.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Dele Atanda | 1,440,000 | Common Stock | 90.0 |

## The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Common Stock.

### *Common Stock*

The amount of security authorized is 5,000,000 with a total of 1,600,000 outstanding.

### *Voting Rights*

Full voting rights

### *Material Rights*

Standard drag along rights.

### *Preferred Stock*

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

### *Voting Rights*

There are no voting rights associated with Preferred Stock.

### *Material Rights*

Preferred shares are blank check, and rights, preferences, priviliges, restrictions, etc may be designated at the discretion of the board upon some future date.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $160.00
  **Number of Securities Sold:** 1,600,000
  **Use of proceeds:** Company Operations
  **Date:** August 30, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

THe busness can run for 12 months without revenue generation.

**Foreseeable major expenses based on projections:**

The major expenses will be development and marketing.

**Future operational challenges:**

Integrating new emergent technologies into a seamless user experience will bring some operational challenges that should smooth out as these new systems mature.

**Future challenges related to capital resources:**

We may need to raise more capital in the future as the scope and scale of the project increases. As the project grows its capital requirements will increase but this challenges should be mitigated by injections of traditional and non-traditional capital raises in the future.

**Future milestones and events:**

The proliferation and adoption of blockchain technologies and crypto currencies will have a signifiacnt impact on the series. Particualry as open, decentralised gaming and digital collectibles platforms grow in use and popularity the value of Metaiye Knights assets and the platform as a whole will grow with them, increasing revenues.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

We have no resources on hand currently.

**How do the funds of this campaign factor into your financial resources? (Are these**

funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised are imortant to our company's operations but we do have options to raise finds from traditional means. We want to raise funds from our community as we believe these early investors will also help drive awareness.


**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds from the campaign are important to the viability of the project but not essentisal. We have the option of funding the project through traditional investment. We do however believe that crowd ownership of Metaiye Knights is aligned with the principles and values of the property we are building and are keen to use the campaign to galvanise participation from our community in our platform.


**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

We will be able to operate the company for at least 12 months if we raise the minimum. Capital raised would be focused on development costs.


**How long will you be able to operate the company if you raise your maximum funding goal?**

With maximum funding we will be able to operate for circa 24 months. Most importantly we will be able to develop the graphic novel series, the gaming platform and sophisticated gamification systems all in parallell enabling us to have a much more significant impact and presence in the market.


**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Capital is available to us through traditional fund raising channels as well as through sales and sponsorship opportunities.


## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

- **Name of Entity:** metaMe Inc
  **Names of 20% owners:** 0
  **Relationship to Company:** Has the same management team
  **Nature / amount of interest in the transaction:** metaMe Inc has the same management company as the issuer.
  **Material Terms:** metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customisation and value creation, privately and safely in a fair and equitable manner. Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetise data. Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally. Both companies have the same core executive team but are otherwise completely separate entities.

## Valuation

**Pre-Money Valuation:** $8,000,000.00

**Valuation Details:**

We have based our valuation on a few of factors:

1) We have used the Cayenne Consulting valuation calculator to arrive at a valuation of between %5.2m and $6.3m. (See 2x Cayenne Consulting valuation Calculation documents attached.)

2) A search of early stage video game investments on Crunchbase (also attached) shows an average Series A investment for early stage video games of $7.9m. Based on the assumption that a Series A investment is typically 20% of the pre money valuation we arrive at $8m pre money valuation for a post friends and family round media and

gaming property of our nature.

3) Of course our property has the benefits of not only being a video game concept but also a mixed media graphic novel series integrating new distribution, payment and ownership technologies alongside new immersive media into the offering.

4) Having the celebrity endorsements of Brittany Kaiser and those that will become available to us, in addition to having the opportunity to promote Metaiye Knights and its narrative via Karen Hunter's show on Sirius XM, we believe we have significant strategic advantages in driving awareness and adoption of our property.

Based on these factors we believe an $8m pre money valuation is not only strongly defensible but conservative.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  19.0%
  Marketing costs will cover brand building, advertising and guerilla marekting activities. Metaiye Knights will employ memeber get member tactics and guerilla marketing tactics to drive adoption. Traditional marketing activities will also be carried out including online advertising, trade fair and convention attendance.

- *Research & Development*
  18.0%
  Metaiye Knights is being developed as a novel new entertainment experience that combines digital story telling with gaming and gamification. We have begun researching and developing: 1) narratives within an existing Metaiye Knights world framework looking at adjacent extensions and refinements of existing stories, 2) Conceptualization and mechanics of transmedia development 3) Tokenomics based interpenetrations of virtual space and physical space interactions 4) Impact assessments - metrics tools derived from learning sciences and experience with kindred projects along 4) hackathon activities - dramatic meta-narrative explorations of ethics and plausible futures for simulation and impact assessment. Our research partner is Arizona State University's Centre for Science and Imagination and our development partners are Comic Republic and Unanimous Games.

- *Company Employment*
  10.0%
  Key management, creative and technical personnel will be recruited as the project develops. This will be kept skeletal in the event of us securing our

minimum investement only.

- *Operations*
  5.0%
  Non core development operations will be kept light and all resorcces will be focused on development, marketing and key personnel onbaording.

- *Working Capital*
  5.5%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory.

- *Inventory*
  11.0%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory. Non-digital inventory will be used primarily as marketing collateral.

- *Build and Development*
  28.0%
  Our most significant costs will go into product development and build. These costs will include graphic novel production, gaming platform and experience development, gamification systems and rewards development as well as all blockchain, data, payments and identity management systems build, integration and ongoing enhancements.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  19.0%
  Marketing costs will cover brand building, advertising and guerrilla marketing activities. Metaiye Knights will employ member get member tactics and guerrilla marketing tactics to drive adoption. Traditional marketing activities will also be carried out including online advertising, trade fair and convention attendance.

- *Research & Development*
  18.0%
  Metaiye Knights is being developed as a novel new entertainment experience that combines digital story telling with gaming and gamification. We have begun researching and developing: 1) narratives within an existing Metaiye Knights world framework looking at adjacent extensions and refinements of existing stories, 2) Conceptualization and mechanics of transmedia development 3) Tokenomics based interpenetrations of virtual space and physical space interactions 4) Impact assessments - metrics tools derived from learning

sciences and experience with kindred projects along 4) hackathon activities - dramatic meta-narrative explorations of ethics and plausible futures for simulation and impact assessment. Our research partner is Arizona State University's Centre for Science and Imagination and our development partners are Comic Republic and Unanimous Games.

- *Company Employment*
  20.0%
  Key management, creative and technical personnel will be recruited as the project develops.

- *Operations*
  5.0%
  Non-core development operations will be kept light and all resources will be focused on development, marketing and key personnel onboarding.

- *Working Capital*
  5.5%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory.

- *Inventory*
  1.0%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory. Non-digital inventory will be used primarily as marketing collateral.

- *Build and Development*
  28.0%
  Our most significant costs will go into product development and build. These costs will include graphic novel production, gaming platform and experience development, gamification systems and rewards development as well as all blockchain, data, payments and identity management systems build, integration and ongoing enhancements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.metaiyeknights.com (www.metaiyeknights.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/metaiyeknights

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Metai Knights Media Inc

*[See attached]*

I, Dele Atanda, the Chief Executive Officer, (Principal Executive Officers) of Metai Knights Media Inc. hereby certify that the financial statements of Metai Knights Media Inc and notes thereto for Inception (August 30, 2019) to ending September 19, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in prior year and was incorporated in 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20[th] September 2019 (Date of Execution).



_____ (Signature)

CEO_____ (Title)

09/20/2019 _____ (Date)

**METAI KNIGHTS MEDIA, INC.**
**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**AS OF INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019**

Metai Knights Media Inc.
Index to Financial Statements
(unaudited)

## METAI KNIGHTS MEDIA INC.
## BALANCE SHEETS
## AS INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
(unaudited)

| | | |
|---|---|---:|
| **Assets** | | |
| Current Assets: | | |
| Cash | $ | - |
| | | |
| Total Current Assets | | - |
| Non-Current Assets | | |
| Property, Plant & Equipment | | - |
| Intangible Assets | | - |
| Total Non-Current Assets | | - |
| Total Assets | | - |
| | | |
| **Liabilities and Equity** | | |
| Current Liabilities | | |
| Trade and other borrowings | $ | - |
| Short-term borrowings | | - |
| Total Current Liabilities | | - |
| Non-Current Liabilities | | - |
| Long-term borrowings | | - |
| Total Non-Current Liabilities | | - |
| Total Liabilities | $ | - |
| Stockholders' Equity | | |
| Common Stock, par value $0.0001 5,000,000 shares authorized, 1,600,000 issued and outstanding | | 160 |
| Subscription receivable | | (160) |
| Additional Paid in Capital | | 204 |
| Retained Earnings | | - |
| Net Income | | (204) |
| Total Stockholders' Equity | | - |
| Total Liabilities and Stockholders' Equity | $ | - |

## METAI KNIGHTS MEDIA INC.
## STATEMENTS OF OPERATIONS
## FOR INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
(unaudited)

| | | |
|---|---|---:|
| Revenue | $ | - |
| Cost of Sales | | - |
| Gross Profit | | |
| Operating Expenses- | | |
| General and Administrative | | 204 |
| Total Operating Expenses | | 204 |
| Net Income | $ | (204) |

# METAI KNIGHTS MEDIA INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
### (unaudited)

| | Common Stock | | Subscription | Additional | Retained | Stockholders' |
| | Shares | Amount | Receivable | Paid In Capital | Earnings | Equity |
|---|---|---|---|---|---|---|
| August 30, 2019 | | | | | | |
| Issuance of Founders Shares | 1,600,000 | 160 | (160) | - | - | - |
| Contribution | - | - | - | 204 | - | 204 |
| Net Income | - | - | - | - | (204) | (204) |
| September 19, 2019 | 1,600,000 | $ 160 | $ (160) | 204 | $ (204) | $ - |

6

## METAI KNIGHTS MEDIA INC.
## STATEMENTS OF CASH FLOWS
## AS OF INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
(unaudited)

| | | |
|---|---|---:|
| Cash Flows From Operating Activities | | |
| Net Income | $ | (204) |
| Net Cash Used in Operating Activities | $ | (204) |
| | | |
| Cash Flows From Financing Activities | | |
| Contribution | $ | 204 |
| Net Cash Received from Financing Activities | $ | 204 |
| | | |
| Increase in Cash and Cash Equivalents | $ | - |
| Cash and cash equivalents, beginning of period | $ | - |
| Cash and cash equivalents, end of period | $ | - |
| | | |
| Supplemental Disclosures of Cash Information: | | |
| Cash paid for interest | $ | - |
| cash paid for income taxes | $ | - |
| | | |
| Non Cash Investing and Financing Activities: | | |
| Subscription Receivable | $ | 160 |

## NOTE 1 – NATURE OF OPERATIONS

Metai Knights Media Inc., was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metai Knights Media Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cheyenne, WY.

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialisation models for the decentralized generation. It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioural psychology and behaviour and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from the direct or licensed sale of or subscriptions to our products and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and WY state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The company has no debt.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*

We have authorized the issuance of 5,000,000 shares of our common stock with par value of $0.0001. As of September 19, 2019, the company has currently issued 1,600,000 shares of our common stock for a consideration of $160.

## NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after August 31, 2019 through September 19, 2019 the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*


## Metaiye Knights

Changing Storytelling Through Blockchain



◎ Website   📍 New York, NY       MEDIA  GAMING

Metaiye Knights is a graphic novel and gaming saga on the rise of a decentralized freedom movement across digital and physical realms. Think the Matrix, meets Tron meets Mr Robot in comic, gaming and film formats for the mixed reality, crypto generation.

## $3,660 raised ⓘ

| 12 | 89 |
|---|---|
| Investors | Days Left |
| $5.00 | $8M |
| Price per Share | Valuation |
| Equity | $100.00 |
| Offering Type | Min. Investment |

**INVEST NOW**

 This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

---

Overview   Team   Terms   Updates⁰   Comments           ♡ Follow

# Reasons to Invest

- Comic industry is rapidly growing, already generating revenues $1.095bn in the US and Canada alone in 2018

- Led by a world team and advisors like Brittany Kaiser, the whistleblower in the Cambridge Analytica scandal, Karen Hunter, Pulitzer prize winner and Sirius XM exec and David Choam, the forefather of cryptography

- Partners already include Comic Republic, the Open Index Protocol, and the Internet Foundation

# Bonus Rewards

Get rewarded for investing more into Metaiye Knights

### $100+
Investment

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progr: please see the Offering Summary section below.



Bringing Digital Storytelling Into the 21st Century

**THE PROBLEM**

## Blockchain is confusing. We want to make it easy and exciting

We believe traditional media has become flat and unable to attract young audiences. Current blockbusters like Fortnite or Marvel Heroes are closed systems where the value created by players is locked into the publishers platform. If the game is discontinued or users move on to new games this value is lost and cannot be transferred to new platforms. This reduces the potential value of assets created in these closed systems. The same is true with other digital collectibles.

**THE SOLUTION**

## Using blockchain to improve storytelling

Metaiye Knights teaches users how and why to utilize blockchain in a compelling manner, in a saga based on the evolution of the decentralized web. Starting as a

---

**$100+**
Investment

**Super Early Bird**

First 72 hours - 10% bonus shares

---

**$150+**
Investment

**Welcome Tier**

Digital copy of Pilot Season 1 Uniqu
Personal "Owners" Avatar and
Personalized Wallet.

---

**$500+**
Investment

**Upgrade Package**

Digital and Paperback edition of Pi
Season (0 Saga) + Metai KNights T-

---

**$1,000+**
Investment

**Super Fans Package**

Limited collectible digital and pap
edition of Pilot Season (Season 0) c
saga with unique serial number.

---

**$2,000+**
Investment

**Limited Edition Tier**

Limited collectible digital and hard
print edition of Pilot Season (Seaso
the saga with unique serial numbe
signed by the author

---

**$5,000+**
Investment

**Moviestar Tier**

manner, in a saga based on the evolution of the decentralized web. Starting as a graphic novel, our story evolves into an open gaming platform that will ultimately culminate as a TV or film series -- it tells the story of the rise of a decentralized society and is published using decentralized money and collectibles. Users will be able to create assets that persist like personal avatars and digital collectibles, which they will be able to keep and use in other environments regardless of what happens with the platform, which will make them more valuable and collectible with time. It will use VR and AR to create new reading and gaming experiences and use blockchain to pioneer new distribution, payment and rewards models.



Metaiye Knights will allow fans to create avatars which they own and can use to earn or buy cameo appearances in the series - providing compelling new ways to engage and become a part of the saga. We use crypto rewards and other gamification tactics to build awareness and engagement, and distribute limited edition items through super fans and influencers. All trades can be tracked and

### Moviestar Tier

Cameo appearance for your avatar extra (with no lines) in an episode Season 1 of the Saga x 20

### $10,000+
Investment

### 5% Bonus + Cameo Role|Movie Star Tier

5% bonus shares + Cameo role for avatar (with minimal lines) in an e of Season 1 of the Saga

### $20,000+
Investment

### Hero's Tier

10% bonus shares + Cameo role fc avatar as a villain (or hero) in upcc season

edition items through super fans and influencers. All trades can be tracked and executed automatically via smart contracts on the blockchain, resulting in less fraud.

# In 2018, the Comic industry generated revenues of *$1.095bn* in the US and Canada alone

The numbers are incredible: in North America in 2018, 84.37mn comics and graphic novels were sold, $100mn was generated from comic and graphic novel downloads and US game sales are projected to be $39bn for 2019. The gaming industry now generates over $130 billion in revenue globally each year. This is more than double the global movie (40.6B) and music industries (17.3B) combined. Free to play games like Fortnite which sell skins for $10-$20 each generated over $5 billion through trading and wagering these skins in just 2016.



OUR TRACTION

# Core development is complete and key partnerships have been formed

As of now, we're excited to announce that we have completed the pilot season of the saga in graphic novel format as well as completed 3D character development and core concepts for the gaming experience. Partnerships with key media companies have been secured - for graphic novel and motion comic

companies have been secured - for graphic novel and motion comic development, with Comic Republic, for gaming development with Arizona State University for gamification development. Key technology partners have also been secured - the Open Index Protocol for global blockchain publishing and payments collection and metaMe for a digital wallet, data and identity management.

Development of the blockchain system for publishing, payment, identity management, content consumption, and storage has been completed and will be ready to launch to a closed beta network of early adopters in November 2019, with a wider public release planned for the 2019 holidays.

## Pilot Saga Graphic Novel Completed





## 3D Character Development is Done





## Secured Industry Leading Partnerships



Additionally, we have the support of leading figures in the space including Britney Kaiser, whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack, David Choam, the forefather of cryptography, and Karen Hunter, Pulitzer prize winner and Sirius XM exec.



## Featured Advisor



### Brittney Keiser

Whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack.

# Metaiye Knights begins as a graphic novel and becomes something much more

The graphic novel will become a motion comic series that will be gamified. From this it will evolve into a Massively Multiplayer Online Game (MMOG) where the saga will expand to play out across a mixed reality gaming platform integrating AR and VR into its experience and storytelling. Fans can create Metaiye Knight like avatars and will be eligible for rewards for "liberating" (onboarding) new users.





## A digital service built for an online age

We will distribute episodes through a digital wallet that will be provided with each account, enabling users to store avatars and other digital assets off the platform safely in their control. This will also enable users to earn crypto rewards that can be used to buy episodes of the series and other digital inventory.



THE BUSINESS MODEL

# Blockchain will allow us to distribute and collect payment seamlessly

Digital episodes of the saga will be available to buy per episode or through subscriptions and will be available in both digital and physical still form. There will be limited edition episodes of the graphic novel as well as other collectible items on sale and auctioned off through the platform. The series will also make money from selling product placement and other marketing units to blockchains and decentralized products and services aligned with the narrative of the story. Our system allows for users to own their digital assets and for those items to exist outside of the game. These can be collected and kept or sold as digital collectibles.





# Metaiye Knights will be the first blockchain storytelling experience

Metaiye Knights is a saga about decentralisation being developed as an open, freemium edutainment media and gaming platform using blockchain technologies to give users permanent and persistent ownership of gaming items. This encourages portability and third-party development on the platform through APIs and SDKs which will add value to the platform as a whole. Not to mention that it's entirely decentralized in its payment, reward and consumption experience enabling innovative, novel and efficient sales. We will also be creating exclusive, specialty items promoted by influencers and celebrities that will help enhance marketing campaigns and that also reward consistent game play and engagement.



Metaiye Knights will be distributed with a unique crypto wallet that readers will be able to use to buy future editions of the saga but also to store digital items like their unique Metaiye Knight avatar. The wallet will enable fans to buy comics using local currencies as well as using compatible crypto currencies. Additionally

using local currencies as well as using compatible crypto currencies. Additionally, fans will be able to earn crypto rewards for onboarding new users which they will in turn be able to use to buy future episodes of the story. Our blockchain enabled distribution and payment system will enable unique automated payment models enabling us to include subscriptions, lending, per read, per download pricing and various other novel monetisation and community building models.

THE VISION

# We will become a blockbuster that leads a new kind of media

Our goal is to be a leader in the cultural representation of the decentralization movement as well as a cross platform entertainment. We will do this through the use of state-of-the-art technologies like AR, VR, AI, blockchain and cryptocurrencies to build unique compelling experiences.





# Metaiye Knights is being led by an eclectic, world class team of story tellers

We have a team with deep backgrounds in immersive media, comic production, gaming and decentralized technology, with track records of developing compelling consumer propositions and disruptive digital innovations. Our team has worked on numerous niche 2D and 3D apps and games and our advisor Nicola Rosa is Chairman of the Interactive Media Council of the BMI and leads the Augmented and Virtual Reality Transformation team for the Strategic Growth Initiative at Accenturees.



# The timing is right for new media like Metaiye Knights

Metaiye Knights is a unique opportunity to own a stake in an exciting property poised to lead a new category of decentralized crypto entertainment We are led by a stellar management team, with advisors and development partners with expertise, connections and track records. We are a major media property that has the potential to grow into a billion-dollar enterprise. The project is well established with core materials and technologies already having been developed to an advanced state and with a strong pipeline of content and innovations to be rolled out over an extended time frame. We have the potential to be a durable, multi-platform user experience that evolves and grows with technology.





**Metaiye Knights Concept Born**

Idea inception and concept developed



Pilot (S.0)



**P2P & Crypto Rewards Released (ANTICIPATED)**

P2P Crypto rewards and member get member rewarsds programme released.



METAIYE KNIGHTS



**S.1 Video Comic & Collectibles Release (ANTICIPATED)**

Season 1 Video Comic and Digital Collectibles released



**S.2 Graphic Novel, Video Comic & Digital**

**Pilot (S.0)
Released**

Pilot Season 0 Episode
0 released on Comic
Republic. 2.6K
downloads in first 48
hrs

**S.1 Graphic
Novel Release
(ANTICIPATED)**

Season 1 Graphic
Novel developed and
released.

**Collectibles
Release
(ANTICIPATED)**

Season 2 Grapohic
Novel, Video Comic
and Digital Collectibles
Released.

| Q1-Q3 2018 | Sept 18 2019 | Dec 2019 | Q1 2020 | Q2 2020 | Q1 2021 |
|---|---|---|---|---|---|

Q1 - 2019     Q4 - 2019     December 2019     Q1 2020     Q3 2020

**Personal
Avatars
(ANTICIPATED)**

Customizable,
collectible personal
avatars developed

**MET A**

**Gaming
Strategy &
Platform Dev.
(ANTICIPATED)**

Metalye Knights
gaming strategy,
gamification and
gamiing platform
development.

**Pilot (S.0)
Development**

Pilot (Season 0) graphic
novel development
begins.

**S.0 Video Comic
Released
(ANTICIPATED)**

Pioneering new
motion comic format
released fro pilot
season 0 espisodes

**MET A**

**MMOG Launch
(ANTICIPATED)**

Massive Multiplayer
Online Game launch
with in-game
inventory and portable
in-game assets in an
open world
environment

# Meet Our Team



## Dele Atanda

Founder, CEO and Director

*Innovator, Entrepreneur & Future Hacker.
Dele is a serial entrepreneur and acclaimed
digital visionary. He leads Metai Knights*

Media, metaMe and The Internet.Foundation
as CEO. He previously led innovations for
Fortune 100s that became gold standards in
their sectors and IBM's Auto, Aerospace and
Defense sector as Chief Digital Officer. He
has been a pioneering voice on the
emergence of web 3.0 tech, notably with his
critically acclaimed book The Digitterian
Tsunami: Web 3.0 and the Rise of the N.E.O
Citizen published in 2013. He is an advocate
of the potential of decentralization to
advance humanity and dramatically
transform society.

metaMe Inc is his primary employment and
he spends 20 hours a week working for the
issuer, Metaiye Knights.

Other Employment
Employer: The Internet Foundation
Title: Founder and Chairman
Dates of Service: July 1, 2013 - present
Responsibilities: Oversight and strategic
stewardship





### Brittany Kaiser
Advisor
*Brittany was the Cambridge
Analytica whistleblower and the
central character of Netflix The
Great Hack documentary.
Brittany currentl is a Data
Activist, Co-Founder of the
Digital Assets Trade Association
and founder of #OwnYourData.*





### Karen Hunter
Mentor
*Karen is host of The Karen
Hunter Show on SiriusXM and is
Head of Talk Programming for
Urban View. Karen is a Politzer
prize winning journalist, best
selling author, publisher,
distinguished lecturer and
Professor in FIlm & Media at the
Hiunter College in New York.*





### Nick Rosa
Advisor
*Nick is Chair of the Immersive
Technologies Council of the
British Interactive Media
Association and Global Head of
Immersive Learning at
Accenture. Nick has led complex
digital solutions across mobile,
immersive media, broadcasting
and digital entertainment
sectors for over 15 years
specializing in XR (VR/AR) .*





### Susan Oh
Advisor
*Susan Chairs AI for Impact and
is a board member of the UN's
Blockchain Commission for
Sustainable Development. She
won The Quantum Impact
Award #DecadeofWomen, is an
AAJA Knight-Poynter Fellow and
was awarded the 1997 Overseas
Press Club Award for the
handover of Hong Kong to
Chinese reporting.*





### Peter Bidewell
Marketing Manager
*Peter leads Accenture's
Blockchain practice helping*



### Shyam Duraiswami
Technology Manager
*Shyam is metyai Knights Media's
Technical lead with over a*



### Michael Holstein
Chief Revenue Officer and
CFO
*Michael has managed sales for*



### Chris Pallé
Head of Product
*Chris has over 20 years of
creative and UX leadership from*

Fortune 100 clients realise strategic implementations of blockchain solutions fit for enterprise scale. He has grown companies across Fintech, Entertainment and Edtech globally and is currently CMO for MKM's technical partners - metaMe and The internet Foundation. the issuer 10 hours a week.



decade of experience with leading edge technologies, systems and digital operations. His experience spans sports, automotive and media. Shyam regularly works with startups and research teams on developing products and business models that leverage the web 3.0 architecture and is a public speaker on Blockchain ecosystems.



SaaS and marketing tech businesses for 15+ years. His team successfully exited Lava Tech in a sale to Citi Bank for $350M. Since Michael has worked as CRO to blockchain projects and is seasoned in building strong sales teams and a pipeline of enterprise customers.

Michael's primary job is metaMe Inc and he spends 10 hours a week working for the issuer, Metaiye Knights.

*Other Employment*

Employer: CoinRoutes
Title: Partner
Dates of Service: February 1, 2018 - present
Responsibilities: Business Development, Revenue, financial oversight



start-ups and Fortune 500s. A recognized thought leader, Chris has lectured on UX best practices, Strategic Design, and Marketing to MediaBistro, General Assembly, NYU, and others. Chris specializes in Strategic Venture Design, UX, Design Research, Usability research, Information Architecture and Content Strategy. This is his primary job and works with the issuer 10 hours a week.



## Offering Summary

**Company** : Metai Knights Media Inc

**Corporate Address** : 600 5th Avenue, New York, NY 10020

**Offering Minimum** : $10,000.00

**Offering Maximum** : $107,000.00

**Minimum Investment Amount (per investor)** : $100.00

## Terms

**Offering Type** : Equity

**Security Name** : Common Stock

**Minimum Number of Shares Offered** : 2,000

**Maximum Number of Shares Offered** : 21,400

**Price per Share** : $5.00


**Pre-Money Valuation** : $8,000,000.00


*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

**Perks\* and Investment Bonuses**

**Early Bird**

First 72 hours - 10% bonus shares

Next 5 days - 5% bonus shares

**Volume**

$150 | Welcome Tier | Digital copy of Pilot Season 1 Unique Personal "Owners" Avatar and Personalized Wallet.

$500 | Upgrade Package | Digital and Paperback edition of Pilot Season (Season 0) + Metaiye Knights T-shirt

$1,000 | Super Fans Package | Limited collectible digital and paperback edition of Pilot Season (Season 0) of the saga with unique serial number.

$2,000 | Limited Edition Tier | Limited collectible digital and hardback print edition of Pilot Season (Season 0) of the saga with unique serial number signed by the author.

$5,000 | Moviestar Tier | Cameo appearance for your avatar as an extra (with no lines) in an episode of Season 1 of the Saga x 20

$10,000+ | 5% Bonus + Cameo Role | 5% bonus shares + Cameo role for your avatar (with minimal lines) in an episode of Season 1 of the Saga

$20,000+ | 10% Bonus + Hero's Tier | 10% bonus shares + Cameo role for your avatar as a villain (or hero) in upcoming season.

*All perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Metai Knights Media Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

**Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.**

The Company will not incur any irregular use of proceeds.

---

Offering Details

Form C Filings


SHOW MORE


## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Metaiye Knights to get notified of future updates!

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Privacy - Terms

Post







**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

No Video Present.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*



**Wyoming Secretary of State**

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

| For Office Use Only |
| --- |
| WY Secretary of State |
| FILED: Aug 30 2019  8:19AM |
| Original ID: 2019-000873519 |

# Profit Corporation
# Articles of Incorporation

**I. The name of the statutory close corporation is:**

Metai Knights Media Inc

**II. The name and physical address of the registered agent of the statutory close corporation is:**

JAM Escrow Services, L.L.C.
1712 Carey Ave Ste 100
Cheyenne, WY 82001

**III. The mailing address of the statutory close corporation is:**

1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

**IV. The principal office address of the statutory close corporation is:**

1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

**V. The number, par value, and class of shares the statutory close corporation will have the authority to issue**

| | | | |
| --- | --- | --- | --- |
| Number of Common Shares: | 5,000,000 | Common Par Value: | $0.0001 |
| Number of Preferred Shares: | 5,000,000 | Preferred Par Value: | $0.0001 |

**VI. The name and address of each incorporator is as follows:**

JAM Escrow Services, LLC
1712 Carey Avenue, Suite 100, Cheyenne, WY 82001

| | | | |
| --- | --- | --- | --- |
| Signature: | *Melissa Pope* | Date: | **08/30/2019** |
| Print Name: | **Melissa Pope** | | |
| Title: | **Organizer** | | |
| Email: | **info@dapcpa.org** | | |
| Daytime Phone #: | **(307) 638-3170** | | |

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: JAM Escrow Services, LLC

**Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.**

---

**W.S. 6-5-308. Penalty for filing false document.**

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

---

☑ I acknowledge having read W.S. 6-5-308.

**Filer is:**   ☐ An Individual      ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

**Filer Information:**
**By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.**

| | | |
|---|---|---|
| Signature: | *Melissa Pope* | Date: **08/30/2019** |
| Print Name: | **Melissa Pope** | |
| Title: | **Organizer** | |
| Email: | **info@dapcpa.org** | |
| Daytime Phone #: | **(307) 638-3170** | |


## Consent to Appointment by Registered Agent

**JAM Escrow Services, L.L.C.**, whose registered office is located at **1712 Carey Ave Ste 100, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Metai Knights Media Inc** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

| | | |
|---|---|---|
| Signature: | *Melissa Pope* | Date: **08/30/2019** |
| Print Name: | **Melissa Pope** | |
| Title: | **Organizer** | |
| Email: | **info@dapcpa.org** | |
| Daytime Phone #: | **(307) 638-3170** | |

# STATE OF WYOMING
## Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

**Metai Knights Media Inc**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **30th** day of **August**, **2019** at **8:19 AM.**

Remainder intentionally left blank.



Filed Date: 08/30/2019

*Edward A. Buchanan*

Secretary of State

Filed Online By:

Melissa Pope

on 08/30/2019